JACQUES-MILLER INCOME FUND L.P.-II
                      c/o Corporate Investor Communications
                                11 Commerce Road
                              Carlstadt, N.J. 07072
                                 (877) 460-2557


                                        May 11, 1999


Dear Limited Partner:

     Enclosed is the Schedule 14D-9 which was filed by the Partnership with the Securities and Exchange Commission in connection with the offer by AIMCO Properties, L.P. (the "Purchaser") to purchase limited partnership interests in the Partnership (the "Unit").

     The general partner of the Partnership is affiliated with the Purchaser. Accordingly, the Partnership is making no recommendation and is remaining neutral as to whether limited partners should tender their Units pursuant to the Purchaser's offer. The Partnership does believe, however, that Limited Partners who desire to presently liquidate their interest in the Partnership for cash should tender their Units for the greatest purchase price available. In this regard, including the Purchaser's offer, the Partnership is aware of two outstanding offers for Units: the Purchaser's offer at $95 per Unit; and an offer by Peachtree Partners (an unaffiliated third party) at $85 per Unit less a $100 transfer fee.

     Limited Partners are advised to carefully read the enclosed Schedule 14D-9. If you have any questions, please contact Corporate Investor Communications at
(877) 460-2557.

                                        Sincerely,

                                        JACQUES-MILLER INCOME FUND L.P.-II